Exhibit 99.2

[ROSETTA STONE INC. LETTERHEAD]

September 16, 2008

PRIVATE AND CONFIDENTIAL

Global Market Insite Inc.
3251 Old Lee Highway
Suite 503
Fairfax, VA 22030

Re: Consent to Use of Data

Dear Sir or Madam:

Rosetta Stone Inc. (“Rosetta Stone”) is contemplating an initial public offering of its common stock.  In connection with this offering, Rosetta Stone proposes to file a Form S-1 registration statement (“Registration Statement”) with the Securities and Exchange Commission.

We request your consent to cite, in the Registration Statement and all amendments thereto, certain data contained in the August 2008 survey we commissioned from you.  Furthermore, we also request to cite Global Market Insite Inc. as the source of such data.  For example, we seek to include the following statements in the Registration Statement:

According to an August 2008 survey of 4,000 individuals we commissioned from Global Market Insite Inc., or GMI, a market research services firm, Rosetta Stone is the most recognized language learning brand in the United States.  The unaided awareness of our brand was over 40%, which was more than seven times that of any other language learning company in the United States.

According to the GMI survey, Rosetta Stone is the most recognized brand of language learning solutions in the United States.  Additionally, of those surveyed who had an opinion of the brand, over 80% associated the brand with high quality and effective products and services for teaching foreign languages.

According to an August 2008 survey of 4,000 individuals we commissioned from Global Market Insite Inc., or GMI, a market research services firm, Rosetta Stone is the most recognized language learning brand in the United States.  The unaided awareness of our brand was over 40%, which was more than seven times that of any other language learning company in the United States.  Additionally, of those surveyed who had an opinion of the brand, over 80% associated it with high quality and effective products and services for teaching foreign languages.

If this is acceptable, please indicate your consent to our use of the data by countersigning this letter.  Please email or fax the executed consent to Michael Wu at (703) 516-2192 or mwu@rosettastone.com, and return the original executed consent to Michael Wu at 1101 Wilson Blvd., Suite 1130, Arlington, VA 22209.  Please call the undersigned at (703) 387-5814 or Brian Fenske of Fulbright & Jaworski L.L.P., outside counsel to Rosetta Stone, at (713) 651-5557 with any questions you may have.  Given the urgency of this request, you prompt attention to this matter is greatly appreciated.

Please note that Rosetta Stone has not made any public announcement of the proposed public offering and appreciates your maintaining the confidentiality of the subject matter of this letter.  In order not to jeopardize the offering, it is critical that you keep confidential Rosetta Stone’s plans with respect to its initial public offering.  Accordingly, please do not discuss the offering with third parties.

Sincerely,

ROSETTA STONE

/s/ MICHAEL WU
Michael Wu, General Counsel

CONSENT GRANTED:

GLOBAL MARKET INSITE INC.

By:	/s/ MARK SCHNEIDER
Name:	Mark Schneider
Title:	Deputy General Counsel
Date:	September 17, 2008